

Mailstop 4628

December 15, 2016

<u>Via E-mail</u>
Mr. Geoffrey R. King
Chief Financial Officer
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, Texas 78258

> **Re:** **Abraxas Petroleum Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K Filed November 9, 2016**
> **File No. 1-16071**

Dear Mr. King:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2015</u>

<u>Properties, page 33</u>

<u>Proved Undeveloped Reserves, page 35</u>

1.   We note your disclosure on page 35 stating "our year-end development plans are consistent with SEC guidelines for PUDs development within five years unless specific circumstances warrant a longer development time horizon" and "there are no PUDs as of December 31, 2015, included in this report that are not planned to be developed within five years." Please tell us and expand your disclosure to clarify the extent to which the proved undeveloped reserves reported as of December 31, 2014 were not scheduled to be

developed within five years of initial disclosure of these reserves. Please refer to Item 1203(d) of Regulation S-K.

If you do have any such reserves, please also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop your reserves. You may find the C&DIs on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

2.   We note disclosure on page 7 indicating that in preparing your 2016 capital expenditure budget of approximately $40 million, you had assumed there would be an improvement in commodity prices by the summer of 2016, although you also indicate that if commodity prices stayed at current levels or declined further, your capital expenditure budget could be reduced to approximately $17.5 million. You also disclose that substantially all of the $17.5 million would be spent on completing previously drilled wells in the Bakken/Three Forks in the Rocky Mountain region and that these wells were classified as PDNP as of December 31, 2015. Please tell us and expand your disclosure to explain how your development plan schedules comply with the timeframe stipulated in Rule 4-10(a)(31)(ii) of Regulation S-X, regarding the proved undeveloped reserves that you have disclosed as of December 31, 2015.

3.   Please provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed. Please tell us the extent to which all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan that was adopted by your management, including approval by the Board if such approval is required, as of December 31, 2015. You may refer to the answer to Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

4.   We note that some details within your description of changes in proved undeveloped reserves on pages 35 and 36 do not clearly reconcile to the changes and related net quantities disclosed in your narrative for the total change for each line item presented in the table on page 35. Please modify your disclosure to address the overall change for the line item by separately identifying and quantifying each individually material factor that contributed to the change. If two or more unrelated factors contribute to a material line item change, indicate the net amount attributable to each individual factor and provide an explanation. With regard to the revisions in previous estimates, please indicate the extent to which changes were caused by commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a development plan. You may refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.

Mr. Geoffrey R. King
Abraxas Petroleum Corporation
December 15, 2016

5.   The disclosure on page 36 indicates that you "dropped 38 South Texas Eagle Ford proved
        undeveloped cases" from your reserve report due to lack of economic viability at lower
        commodity prices. Please tell us the extent to which your plans for the development of
        the proved undeveloped reserves disclosed as of December 31, 2015 were based on
        commodity prices that you anticipated would be in effect at the time such proved
        undeveloped locations were scheduled to be developed and please clarify whether you
        also concluded as of December 31, 2015 that the related reserves would be economically
        viable based on those assumptions.

        To the extent that your commitment to proceed with development is dependent upon
        future improvement in prices, beyond the effective date of your reserve estimate, expand
        your disclosure to quantify the volumes involved and to discuss the important economic
        factors or significant uncertainties regarding your plans and development schedule.
        Please refer to FASB ASC 932-235-50-10 if you require further guidance or clarification.

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (Unaudited), page F-29

Estimated Quantities of Proved Oil and Gas Reserves, page F-30

6.   We note that you describe some changes in proved developed and undeveloped reserves
        on pages F-30 and F-31, although it is unclear how the figures mentioned in your
        discussion reconcile to the individual changes and quantities disclosed in the table on
        page F-31 for 2015. Please expand your disclosure to identify and quantify each material
        factor that contributed to the overall change in each line item. If two or more factors
        contributed to a significant line item change, please quantify and explain each
        individually material factor. With regard to the revisions in previous estimates, please
        indicate the extent to which changes were caused by commodity prices, well
        performance, uneconomic proved undeveloped locations, or the removal of proved
        undeveloped locations due to changes in a development plan. You may refer to FASB
        ASC 932-235-50-5 if you require further clarification or guidance.

7.   Please expand your disclosure relating to the changes in the net quantities of total proved
        developed and undeveloped reserves for the periods ending December 31, 2013 and 2014
        to explain the significant changes in each line item other than production to comply with
        FASB ASC 932-235-50-5.

Exhibit 99.1

8.   We note that although the reserve report includes information relating to probable and
        possible reserves, you have not included these details within your filing. We believe that
        the information in the reserves report should correlate with the disclosure in the filing.
        Please either obtain and file a revised reserve report that does not include the information

Mr. Geoffrey R. King
Abraxas Petroleum Corporation
December 15, 2016

        relating to probable and possible reserves, or disclose this information in a manner that is consistent with Items 1202(a)(2) and 1202(a)(5) of Regulation S-K.

Form 8-K Filed November 9, 2016

Exhibit 99.1 News Release

9.   We have the following observations regarding your disclosures of various non-GAAP measures. In your bulleted highlights of financial and operating results on the first page, and in your Financial Highlights table, we note that you disclose the non GAAP measure Adjusted EBITDA before its directly comparable GAAP measure Net Loss, and the non GAAP measure Adjusted Discretionary Cash Flow without its comparable GAAP measure. Further, on the last page, we note your non GAAP measure titled EBITDA includes several adjustments that are not within the definition of EBITDA per Exchange Act Release No. 47226. Finally, within the discussion of reconciliation of non-GAAP measures, you explain that accounting rules do not permit the inclusion of net income and other components of Raven Drilling's operations in your consolidated results of operations. However, it appears you have included components of Raven Drilling's operations within your presentation of Adjusted Discretionary Cash Flow and Adjusted EBITDA. Please review the guidance in Regulation S-K Item 10(e)(1)(i) and the Compliance and Disclosure Interpretations Questions 100.04, 102.10 and 103.01, and provide us the changes you propose to make in your next earnings release.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3686 with any other questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief
        Office of Natural Resources